UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

26 April 2024

Pearson plc
("Pearson" or the "Company")

Results of Annual General Meeting 2024

Pearson plc held its annual general meeting ("AGM") at 10:30am today. All resolutions set out in the Company's Notice of Annual General Meeting dated 22 March 2024 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution. As at 6.30pm on 24 April 2024, the Company's issued share capital was 677,149,080 ordinary shares of 25p each. The Company does not hold any ordinary shares in Treasury. Therefore, the total voting rights in the Company were 677,149,080. The proportion of the Company's issued share capital represented by those votes cast is approximately 78.67%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/ Abstentions*
1	To receive the 2023 report and accounts	532,283,221	100.00	23,678	0.00	532,306,899	78.61%	544,391
2	To declare a final dividend	529,741,526	99.44	2,973,439	0.56	532,714,965	78.67%	136,325
3	To elect Omar Abbosh	532,595,830	99.99	78,135	0.01	532,673,965	78.66%	177,325
4	To elect Alison Dolan	527,964,849	99.62	2,007,403	0.38	529,972,252	78.27%	2,879,038
5	To elect Alex Hardiman	532,496,370	99.98	99,161	0.02	532,595,531	78.65%	255,759
6	To re-elect Sherry Coutu	382,610,095	71.84	149,982,078	28.16	532,592,173	78.65%	259,114
7	To re-elect Sally Johnson	531,767,588	99.84	854,771	0.16	532,622,359	78.66%	228,931
8	To re-elect Omid Kordestani	532,371,583	99.96	235,715	0.04	532,607,298	78.65%	243,992
9	To re-elect Esther Lee	526,874,645	98.92	5,736,349	1.08	532,610,994	78.65%	240,296
10	To re-elect Graeme Pitkethly	532,519,714	99.98	87,332	0.02	532,607,046	78.65%	244,244
11	To re-elect Annette Thomas	526,855,422	98.92	5,754,503	1.08	532,609,925	78.65%	241,365
12	To re-elect Lincoln Wallen	532,531,469	99.98	86,810	0.02	532,618,279	78.66%	233,011
13	To approve the annual remuneration report	371,925,459	69.83	160,714,355	30.17	532,639,814	78.66%	211,473
14	To approve the Save for Shares Plan rules	526,367,952	99.07	4,935,474	0.93	531,303,426	78.46%	1,547,864
15	To re-appoint the auditors	528,909,748	99.29	3,794,814	0.71	532,704,562	78.67%	146,728
16	To determine the remuneration of the auditors	532,652,669	99.99	54,499	0.01	532,707,168	78.67%	144,122
17	To authorise the company to allot ordinary shares	506,780,261	95.16	25,800,102	4.84	532,580,363	78.65%	270,927
18	To waive the pre-emption rights	527,054,589	99.50	2,637,639	0.50	529,692,228	78.22%	3,159,062
19	To waive the pre-emption rights - additional percentage	523,328,874	98.80	6,356,325	1.20	529,685,199	78.22%	3,166,091
20	To authorise the company to purchase its own shares	528,689,730	99.26	3,954,616	0.74	532,644,346	78.66%	206,944
21	To approve the holding of general meetings on 14 clear days' notice	512,647,675	96.23	20,068,341	3.77	532,716,016	78.67%	135,274

* Votes withheld are not legal votes.

In accordance with the Listing Rules, copies of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Board appreciates the support shown by the majority of shareholders for the resolutions at today's AGM, and it notes the outcome of the voting on resolutions 6 and 13, both related to remuneration.

While we welcome the support of over two thirds of our shareholders on resolutions 6 and 13, we remain committed to retaining a constructive and positive dialogue on this issue. As such we will continue to actively engage to understand all shareholder views.

The Board is committed to ensuring Pearson has an executive remuneration structure that allows us to be competitive in the global talent market and ensures strong alignment between pay and performance. We also remain very supportive of the Chair of our Remuneration Committee and are grateful for the extensive work the Committee has done to engage shareholders on our wider remuneration policy.

---ENDS---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 April 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary